Press release


                                                           [arcelor MITTAL logo]


       Arcelor Mittal and the Government of Liberia conclude mining review


Rotterdam/Luxembourg, December 11, 2006 - The Government of Liberia and Arcelor Mittal are pleased to announce that they have successfully concluded the review of the mining development agreement signed in 2005.

This landmark agreement will bring the country investment of over one billion US dollars and is expected to generate about 3,500 direct jobs and about 15,000 to 20,000 indirect jobs in Liberia by the time full mining production is realized.

With this iron ore mining agreement, the Government and Arcelor Mittal will be partners in jumpstarting economic recovery and development for Liberia.

President Ellen Johnson Sirleaf noted: "With this agreement, which is consistent with the principles that attract and sustain foreign investment in Liberia, it is clear to the international private sector that Liberia is open for business".

Responding Mr. Lakshmi Mittal, President and CEO of Arcelor Mittal, noted: "I am happy that the Government of Liberia and Arcelor Mittal have reviewed the Mineral Development Agreement jointly in good faith and have agreed to changes which allow the project to move forward. This will enable the economy of Liberia and the people of Liberia to benefit significantly. We will now focus on getting the job of reviving the mine accelerated"


About Arcelor Mittal

Arcelor Mittal is the world's number one steel company, with 330,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for the first six months of 2006 show combined revenues of euro 43,281 billion, with approximate production capacity of 130 million tonnes a year, representing around 10 per cent of world steel output.

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Press release


                                                           [arcelor MITTAL logo]




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Contact information Arcelor Mittal Investor Relations
Continental Europe              +352 4792 2414
UK/Asia/Africa                  +44 207 543 1172
Americas                        +1 312 899 3569
Retail                          +352 4792 2434
SRI                             +352 4792 2902
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Contact information Arcelor Mittal Communications
E-mail: press@arcelormittal.com
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Phone: +352 4792 5000
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Arcelor Mittal Corporate Communications                   France
Nicola Davidson                 +44 207 543 1162 / 1172   Sandra  Luneau           +33 1 71 92 00 58
Luc Scheer                      +352 4792 2360            Image 7:
Jean Lasar:                     +352 4792 2359            Tiphaine Hecketsweiler   +33 1 5370 7470
Maitland Consultancy:                                     Spain
Philip Gawith / Lydia Pretzlik  +44 20 7379               Ignacio Agreda           +34 94 489 4162
5151                                                      Oscar Fleites            +34 98 512 60 29
North America
Bill Steers                     +1 312 899 3817
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